SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Received First 3 Purchase Orders of Value Over $3.1 Million for Production of Jointly Smiths - RADA Developed DAS dated January 22, 2004.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Received First 3 Purchase Orders of Value Over $3.1 Million for Production of Jointly Smiths - RADA Developed DAS

Thursday January 22, 2:25 pm ET

NATANYA, Israel, Jan. 22 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) announced today it has received first 3 purchase orders, from Smiths Aerospace - Electronic Systems Grand Rapids, to produce, test and deliver over 100 Data Acquisition Units. Total P.O. value is exceeding $3.1 million for deliveries beginning in the second quarter of 2004.

These production orders follow successful completion of the DAS joint development phase and are outcome of the strategic teaming agreement signed between the two companies October 2003.

Smiths and RADA estimate that the DAS market will be in excess of 2000 units during the next few years with applications for new aircraft and as replacement systems for existing aircraft. Various U.S.-made aircraft programs have already selected the DAS as their flight data recorder.

Commenting on the agreement, Adar Azancot, RADA's Chief Executive Officer said, "These purchase orders are the first indication that the Smiths - RADA teaming agreement potential to generate $90 million in revenues for RADA over the next ten years is beginning to materialize."

About RADA


RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: January 22, 2004